RURAL BROADBAND COMPANY, INC.
2426 L'Enfant Square, SE
Suite 100
Washington, D.C. 20020
202-236-3427
www.urbroadband.com




November 5, 2018


VIA EDGAR upload to the four files shown in this letter


cc via email to: Gregory Dundas, Attorney Advisor / SEC


Corporate Finance Division
United States Securities and
Exchange Commission


Re: JOBS Act / Reg. A / offerings consolidation


Affected Offerings:


Currently Qualified: Finger Lakes Region Rural Broadband Company, Inc. / SEC file # 10457


Currently Qualified: Western Gateway Region Rural Broadband Company, Inc. / SEC file # 10458


Reg. A Pre-Qualification: Mid-Hudson Region Rural Broadband Company, Inc. / SEC file # 10459


Reg. A Pre-Qualification: Southern Tier Region Rural Broadband Company, Inc. / SEC file # 10456


Dear Mr. Dundas:


This letter is in furtherance of our meeting of October 26, 2018.


In order to equally advance the technology opportunities for each of the above companies, we believe it best that they all utilize investor proceeds on an equal, pro rata basis.




To that end, we will be amending each offering circular to reflect a $5 million maximum, for each.






                                                        Very respectfully,


                                                I certify that I signed this
document
electronically as authorized by 15 U.S.C. 96




                                                        Anthony E. Ramos




cc: all of the board members of all of the rural broadband companies:


David J. Karre, M.B.A., M.L.S.
Brandi M. Rozelle, M.L.S.
Olekanma Ekekwe-Kauffman, Esquire
Frederick A. Ench, Independent Consultant / Native American Policy Thomas A. Burke, Esquire
Gregory P.  Ramos, CWO4, Army (Ret.)